Mail Stop 3-8


									May 24, 2005




Mr. Timothy G. Fallon
Chief Executive Officer
Vermont Pure Holdings, LTD
P.O. Box 536
45 Krupp Drive
Williston, Vermont 05495


		RE:	Vermont Pure Holdings, LTD
			Form 10-K for Fiscal Year Ended October 31, 2004 Form 10-Q for Fiscal Quarter Ended January 31, 2005 Filed January 31, 2005 and March 17, 2005
			File No.  0-31797

Dear Mr. Fallon:

		We have reviewed your responses in your letter dated
March
6, 2005 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2004

Notes to Consolidated Financial Statements, page F-7


General

1. We read your response to comment 6 in our letter dated April
13,
2005, and continue to believe that you should provide in future filings the applicable disclosures with respect to your water cooler and coffee brewer leasing arrangements required by paragraph 23 of SFAS 13. We also continue to believe you should revise your revenue recognition policy to address revenues related to these equipment leasing activities. In this regard, we note that equipment rentals, in total, are material to total net sales. Moreover, it is unclear to us the relevance of your distinction between equipment rentals during the initial 12 months of rental service and the subsequent month to month rentals, in terms of assessing materiality. Please show us supplementally how the revised disclosures will read in future filings.

Note 2.  Significant Accounting Policies, page F-7

H.  Advertising Expenses, page F-10

2. We read your response to comment 7 in our letter dated April
13,
2005, and do not believe that you have provided sufficient support under GAAP for your capitalization of the cost of telephone book advertisements. In particular, we do not see how you have clearly demonstrated a direct relationship between the sales and the telephone book advertisements. In this regard, to the extent your other print media, television, and/or radio advertisements provide target customers with the same telephone number included in your yellow pages advertisement, we do not believe you can demonstrate a direct relationship between the sales and the yellow pages advertisement. Similarly, if your telemarketers/cold-call sales personnel provide the yellow pages phone number as a call back number, we believe this also precludes you from demonstrating a direct relationship between the sales and the yellow pages advertisement. Please tell us whether the same phone number provided in the yellow pages advertisements is also provided through these other media, and if so, tell us why you continue to believe that you can demonstrate a direct relationship between the sales and the telephone book advertisements.

      Moreover, if there is more than a trivial marketing effort after the customer responds to the yellow pages advertisement and before the sale is consummated, such as customer contact with a sales person or furnishing of additional product or financing information, this would also disqualify the sale as being deemed a direct result of the yellow pages advertisement. Thus tell us in detail and provide examples of the information that is included in your telephone book advertisements. Also tell us in detail who answers the calls, e.g., sales personnel, the type of information that is provided on the calls, such as pricing terms, etc., and how often the calls result in follow-up sales calls or sales visits before the sale is actually consummated.

      If after reassessing the criteria in Section I.B. of the Division of Corporation Finance`s "Frequently Requested Accounting and Financial Reporting Interpretations and Guidance" issued March 31, 2001 and paragraphs 34-38 of SOP 93-7, you now believe these amounts do not qualify as direct response advertising, please revise your financial statements accordingly.

Shipping and handling costs, page F-11

3. We read your response to comment 8 in our letter dated April
13,
2005. Please note that paragraph 3 of EITF 00-10 defines shipping costs as "those costs that are incurred to physically move the product from the seller`s place of business to the buyer`s designated location." Also note that shipping costs can be incurred by you or third party shippers. As such, and pursuant to paragraph 6 of EITF
00-10, please disclose in future filings the amount of shipping costs that you have included in selling, general, and administrative expenses.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Timothy G. Fallon
Vermont Pure Holdings, LTD
May 24, 2005
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